ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

Background

This management’s discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at August 26, 2009 and should be read in conjunction with the unaudited consolidated financial statements and the related notes for the six months ended June 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008, where necessary. Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars unless stated otherwise. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

Animas Resources Ltd. (the “Company”) is primarily engaged in the acquisition and exploration of mineral properties. The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”)  collectively own a significant portion of Santa Gertrudis gold deposit in Mexico. Its stock is listed on the TSX Venture Exchange (the “Exchange”) under the symbol “ANI”.

The Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan will expire on June 5, 2011, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

The Santa Gertrudis Property (“SG Property”)

History

The SG Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne [References: NI43-101 report by R.R. Kern and R.A. Sibthorpe dated June 5, 2007 and NI43-101 report by C. Stewart Wallis dated May 15, 2007]. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and recently staked ground to the west, northwest and southeast of the SG Property’s historic workings. The Amelia Mine had historically produced over 1 million tonnes at 2.88g Au/tonne [Reference: NI43-101 report by C. Stewart Wallis dated May 15, 2007].

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant and include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards but are reported here for historical purposes only.

Summary of recent activities

Since the Company acquired and re-consolidated the Santa Teresa District’s SG Property and prospects within a 562 square kilometer land holding by owning the concessions directly or earn-in options, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits. Through its Mexican company Chuqui, the Company has secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.  For a complete summary of the pre-2009 exploration programs and results, see the March 31, 2009 MD&A filed on the Company’s website or on www.sedar.com.  The following outlines progress since the beginning of 2009.

The 2009 geological mapping program concentrated on evaluating previous surface work and filling in gaps in the database.  Mapping identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization. These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

The entire geochemical data base is being re-evaluated.  The initial interpretation outlines an area of anomalous gold that is at least 20 km long in a northwest-southeast direction and about 8 km wide. The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution. There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc. This is a geochemical distribution pattern that is also evident in drill holes. The wider distribution of pathfinder trace elements enhances the targeting. A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near. Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

Induced Polarization/Resistivity (“IP/R”) surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies. There is also a substantial Reconnaissance Induced Polarization (“RIP”) anomaly below gravel cover in the western part of the district. Three dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The interpretation of drilling results from the 2008 program is adding substantially to the understanding of the geology and mineralization controls in the district and several of the holes, as outlined below, encountered encouraging gold anomalies. All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant gold interval can identify an important target (12/1/08 PR). ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m). Mineralization is contained within carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly. The hole is also at the margin of a large IP/R anomaly. The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate. One historic hole drilled deep enough to test the southwest margin of this anomaly encountered 19.5 meters of 1.45 gpt Au and ended in mineralization. There are three smaller past producing pits on the margins of the anomaly that may suggest leakage of gold mineralization from a deeper mineralized area.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR). Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR). These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR). This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs. While much of the known gold mineralization is hosted in sedimentary rocks and has many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa District, including:

•

Gold is hosted in most sedimentary rock types and persists over a large area not easily explained by one source or event.

•

The known gold deposits and targets are geochemically zoned that assists in identification of larger targets.

•

Mapping complemented by geophysics identifies several large potentially mineralized centers.

•

The bulk of the major structures are pre-mineral, yet some post-mineral structures complicates the local details.

•

Drilling provides direct evidence for major thermal centers as well as valuable details on the nature and controls of gold mineralization.

•

Gold mineralization potential does extend under post-mineral alluvial cover.

•

Mineral zoning from drilling and surface rock geochemistry provides evidence for larger systems and is complementary to the surface alteration, which has been shown to be directly associated with gold mineralization.

•

At least four large (3+ km²), identified zones of hydrothermal alteration represent potential centers of deeper, high-grade gold mineralization.

•

Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies occur within an area of approximately 160 km² (20 km. by 8 km.).

There are several unknowns that will be need to be studied during future work in the Santa Teresa District, including:

•

The age of major alteration events relative to the main stage of gold mineralization;

•

Age of mineralization with respect to the several igneous intrusive events in the district;

•

And most importantly, the location of the major gold bearing systems.

On May 19, 2009, the Company announced the completion of a new NI 43-101 compliant resource estimate for its oxidized Cristina gold deposit, provided by Mine Development Associates, Inc. (MDA) of Reno, Nevada.  The new estimate represents a 23% increase from the historic estimate for the deposit and the Cristina resource is considered open locally to the south and west. On July 2, 2009, the Company filed the NI43-101 report titled “Technical Report on the Santa Gertrudis Gold Project, Sonora, Mexico” with the British Columbia Securities Commission and the Exchange.

Going forward, the exploration program will include:

•

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program;

•

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

•

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

•

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash.

On August 26, 2009, the Company announced that it signed a drilling agreement with Major Drilling de Mexico, S.A. de C.V. for up to 10,000 meters of drilling starting in October 2009.

For detailed information on the results of the exploration program to date, see the various news releases on the Company’s website or on www.sedar.com.

Dr. Roger C. Steininger is the Company’s qualified person and all technical information in this MD&A has been reviewed by Dr. Steininger.

On June 4, 2009 and on August 19, 2009 the Company completed two non-brokered private placements for total gross proceeds of $3,572,250 (see “Cash Flows, Liquidity and Capital Resources” section).  The proceeds will be used for the advancement of the SG Property and for general working capital.

SG Property payments

As part of the acquisition of Chuqui, the Company signed an option agreement with Lopez-Limon to purchase 10 mineral claims in the SG Property. In April 2009, the Company amended the option agreement for a total of US$2,150,000 over the next three years. US$380,000 has been paid as at June 30, 2009.

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property. On December 26, 2008, the Company and Victor Manuel Juvera Gaxiola amended its original agreement and the amendment agreement allows the Company to make the option payments either in cash, or in the Company’s common shares, or a combination of both. Since the signing of the original agreement and as at June 30, 2009, US$50,000 was paid in cash and US$110,000 was issued in common shares. The remaining payments to be made over the next four years totaling US$790,000 have not been changed other than the Company has the option to pay the amounts in common shares. Subsequently, another US$77,500 was issued in common shares.

On August 13, 2007, the Company signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$60,000 had been paid in cash as at June 30, 2009. Subsequently, another US$20,000 was paid in cash.

On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at a value of $1.44 per share.

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations. The total option payments include US$422,000 in cash and US$228,000 in common shares of the Company. US$330,000 was paid in cash and US$228,000 was issued in common shares as at June 30, 2009.

As a covenant with and lien on the SG Property, when the SG Property goes into production, the Company was subject to certain Net Smelter Royalty arrangements ranging from 1% to 2% and royalties of US$0.10 per ton until a maximum of US$2,000,000 is reached. The Company purchased all of these Net Smelter Royalty arrangements by paying $87,500 cash in 2007 and issuing 50,000 common shares at value of$1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the SG Property.

As of June 30, 2009 the Company had incurred total cumulative expenditures of $13,333,318 for acquisition and exploration of the SG Property.

	June 30 2009		December 31 2008

Acquisition costs	$ 5,498,644	(2)	$ 5,407,041	(1)
Annual mining taxes	440,425		293,497
Assaying	221,279		52,738
Camp and general	321,326		291,332
Drilling	908,876		908,876
Environmental costs	12,429		12,429
Field costs	16,809		15,406
Foreign value added tax credit	429,108		434,758
Geology	805,128		604,040
Geophysical	619,001		533,833
Metallurgical consulting	5,646		5,646
Net Smelter Royalty payment	150,000		150,000
Office and administrative	247,077		129,982
Option payments	1,784,560		1,445,843
Resources calculation	240,333		111,925
Surface access fees	160,502		84,934
Travel	375,028		290,385
Wages	1,097,075		775,817
	$ 13,333,318		$ 11,548,482

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649 and expenses directly related to the transaction of $247,392.

(2)

The Company issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

The Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. $10,000 was advanced to the property owner for mining taxes. The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico. The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

The Bacanuchi covered porphyry copper targets (295 sq kilometers) are located in northern Sonora, Mexico roughly in the middle of the Cananea-Nacazari copper trend. Defined by geophysics, these covered areas are adjacent to impressive color anomalies caused by hydrothermal alteration and oxidation of sulfide minerals exposed to surface weathering.

A comprehensive review of the geophysical data set by Chris S. Ludwig, geophysical consultant of Denver, Colorado, and in-field geological mapping by Dr. Dennis Cox and his team revealed five specific areas of potential geophysical anomalous responses. While largely covered by post mineral gravel and volcanic cover, two areas have mineralization and alteration indicative of porphyry copper mineralization. These targets lie within the same productive batholithic rocks that host the Cananea and the Maria producing copper mines. The principal targets are well-defined magnetic “low” features which could well represent the hydrothermal destruction of magnetic minerals. The property is located 25 km northeast from the Company’s Santa Teresa District and 35 km south of Cananea, a world-class porphyry copper deposit located 40 km south of the US/Mexico border.

In April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments on the mining taxes in 2009, a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

As of June 30, 2009, the Company had incurred a total of $277,391 for acquisition and exploration of the Bacanuchi property.

	June 30 2009	December 31 2008
Assaying	$ 2,425	$ 2,425
Geology	21,008	21,008
Geophysical	997	997
Mining property payments	11,726	13,387
Office and administrative	387	387
Option payments	210,673	210,673
Staking	26,351	26,351
Travel	3,824	3,824
	$ 277,391	$ 279,052

Selected Financial Information

	Year ended December 31 2008	Five months ended December 31 2007	Year ended July 31 2007
	$	$	$
Total revenues	-	-	-
General and administrative expenses	1,512,812	278,438	204,591
Loss for the period	1,662,520	109,613	182,488
Loss per share	0.06	0.01	0.06
Total assets	15,416,952	13,578,626	10,899,729
Total long-term financial liabilities	611,400	982,000	1,059,100
Cash dividends declared – per share	N/A	N/A	N/A

Summary of Quarterly Results

	June 30, 2009 Quarter	Mar 31, 2009 Quarter	Dec 31, 2008 Quarter	Sep 30, 2008 Quarter	Jun 30, 2008 Quarter	Mar 31, 2008 Quarter	Two months ended Dec 31, 2007	Oct 31, 2007 Quarter
Revenue	-	-	-	-	-	-	-	-
Net loss	617,934	535,903	656,993	274,693	290,457	440,377	35,774	73,839
Loss per Share	0.02	0.02	0.02	0.01	0.01	0.02	0.00	0.00

Results of Operations

For the six months ended June 30, 2009 compared to the six months ended June 30, 2008

During the six months ended June 30, 2009, the Company incurred losses of $1,153,837 ($0.04 loss per share) compared to a net loss of $730,834 ($0.03 loss per share) for the six months ended June 30, 2008.

During the six months ended June 39, 2009, the Company incurred $1,134,183 (2008 – $821,313) in general and administrative expenses, of which $712,056 (2008 – $425,132) relates to non-cash stock-based compensation for options vested during the period and non-cash amortization of $4,034 (2008 - $2,705). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $418,093, compared to the six months ended June 30, 2008’s $393,476, an increase of $24,617. The slightly increase was due to the Company spent more on (a) professional fees of $143,912 (2008 - $111,449) for negotiating to defer or amend various option and property payments and (b) corporate development of $91,358 (2008 - $30,030) for updating the shareholders and potential investors on the activities of the Company. Such increase was offset by decreases in office expenses (2009 - $52,072; 2008 - $92,162), consulting fees (2009 - $7,151; 2008 - $22,746), transfer agent fees (2009 - $10,054; 2008 - $18,033) and shareholder’s communication (2009 - $57,072; 2008 - $92,162) due to the management conserving cash and cutting back costs given the current global economic conditions.

The Company is committed to pay certain amounts for corporate development work until July 5, 2009 – see “Cash Flows, Liquidity and Capital Resources” section.

During the six months ended June 30, 2009, the Company had interest income of $13,244 by investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to the six months ended June 30, 2008’s $107,702, a decrease of $94,458. The decrease was due to the principal amount and interest rate being higher in fiscal 2008. The Company also had a foreign exchange loss of $32,898 during the six months ended June 30, 2009.

For the three months ended June 30, 2009 compared to the three months ended June 30, 2008

During the three months ended June 30, 2009, the Company incurred losses of $617,934 ($0.02 loss per share) compared to a net loss of $290,457 ($0.01 loss per share) for the three months ended June 30, 2008.

During the three months ended June 30, 2009, the Company incurred $656,672 (2008 - $378,011) in general and administrative expenses, of which $396,869 (2008 - $179,023) relates to non-cash stock-based compensation for options vested during the period and non-cash amortization of $2,029 (2008 - $1,540). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $257,774, compared to the three months ended June 30, 2008’s $197,448, an increase of $60,326. The increase was due to the Company spent more on (a) professional fees of $90,802 (2008 - $56,127) for negotiating to defer or amend various option and property payments and (b) corporate development of $72,614 (2008 - $15,306) for updating the shareholders and potential investors on the activities of the Company.

Such increase was offset by decreases in office expenses (2009 - $24,197; 2008 - $54,528), consulting fees (2009 - $4,141; 2008 - $13,834), transfer agent fees (2009 - $6,823; 2008 - $8,743) and shareholder’s communication (2009 - $33,575; 2008 - $36,574) due to the management conserving cash and cutting back costs given the current global economic conditions.

Due to the recent drop in commodity prices, the Company completed an impairment analysis as at June 30, 2009 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because:

•

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant. They include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards.

•

there have been no significant changes in the legal factors or climate that affects the value of the SG Property;

•

all SG Property rights remain in good standing;

•

there have been no significant changes in the projections for the SG Property;

•

exploration results continue to be positive; and

•

the Company intends to continue its exploration and development plans on its property.

Cash Flows, Liquidity and Capital Resources

The Company’s working capital as at June 30, 2009 was $3,039,498 (December 31, 2008 - $2,823,688). Cash totaled $3,320,511 as at June 30, 2009, a decrease of $197,590 from $3,518,101 as at December 31, 2008. The decrease was a result of (a) $592,548 spent in its operating activities, including changes in working capital; (b) $1,583,156 spent on its mineral properties; and offset by (c) $1,978,114 net gross proceeds received from private placement closed on June 4, 2009.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from July 13, 2007 to MetalQuest Minerals Inc. (“MetalQuest”). During the fiscal 2008, the Company issued a total of 325,829 common shares to MetalQuest for the first anniversary payment of US$500,000. On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MetalQuest in shares and issued 637,700 common shares at $0.50 per share to MetalQuest for 50% of the current portion due. On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to MetalQuest and postponing the payment as follows:

Contractual Obligations	Payments due by period as at June 30, 2009
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt (1)	US$750,000	US$250,000(2)	US$500,000(2)	-	-
Capital Lease	-	-	-	-	-
Operating leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total Contractual Obligations	US$750,000	US$250,000	US$500,000	-	-

(1)

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

(2)

The due dates of these payments are US$250,000 on January 31, 2010, US$250,000 on July 31, 2010 and US$250,000 on January 31, 2011.

The Company is also committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2008 to July 5, 2009.

On June 4, 2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first 12 months from closing and $0.75 per common share during the final 12 months. The Company paid a cash finder’s fee in the amount of $11,850 in connection with the private placement. A total of $22,837 was included in share issue costs.  These securities are subject to a four-month hold expiring October 5, 2009.

In addition, on August 19, 2009, the Company completed a non-brokered private placement of 2,620,000 units at $0.60 per unit for gross proceeds of $1,572,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant allows the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.85. These securities are subject to a four-month hold expiring December 19, 2009.

The financing proceeds from these two placements are used for general corporate purposes and for the advancement of the SG Property.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at June 30, 2009, the Company’s share capital was $17,772,615 (December 31, 2008 - $15,303,184) representing 34,147,971 common shares issued and outstanding (December 31, 2008 – 27,358,752 common shares).

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 2,772,467 shares have been released as of June 30, 2009, leaving a balance of 2,268,383 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 250,140 shares have been released as of March 31, 2009, leaving a balance of 128,860 shares held in escrow.

The total number of shares held in escrow at June 30, 2009 was 2,397,243. Subsequently, 820,558 escrow shares were released.

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

As at June 30, 2009, the Company had a total of 3,180,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and June 9, 2014. Subsequent to June 30, 2009, 30,000 options were granted to an advisor of the Company with an exercise price of $0.66 per share, expiring on July 6, 2014. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $2,508,700.

As at June 30, 2009, the Company had 7,793,807 warrants outstanding, with the exercise prices ranging from $0.60 to $1.00, expiring between July 5, 2009 and June 4, 2010. Subsequent to June 30, 2009, 4,936,307 warrants expired. In addition, 1,310,000 warrants at an exercise price of $0.85 were issued in relation to the private placement closed on August 19, 2009. If all the remaining outstanding warrants were exercised, the Company’s available cash would increase by $2,828,000.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 36,909,235 common shares issued and outstanding and 46,286,735 common shares outstanding on a diluted basis.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the six months ended June 30, 2009, the Company:

a)

incurred an expense of $4,500 (2008 - $3,000) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $75,800 (2008 - $69,000) for management and accounting services to a private company controlled by a director of the Company.

As at June 30, 2009, a total of $12,863 (December 31, 2008 - $13,162) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

Recently Adopted Accounting Pronouncements

a)

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. Management is in the process of assessing the impact of this new standard and the impact on the Company’s consolidated financial statements has not yet been determined.

b)

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement.” It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a)

Impairment

Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b)

Mineral resources

At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c)

Business combinations

The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d)

Foreign currency

The adoption of IFRS will involve the identification of a functional currency.  At present, it appears that the Canadian dollar is the Company’s functional currency and the Mexico peso is the subsidiaries’ functional currency. Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

e)

Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee are accounting professionals and have taken professional development courses relevant to IFRS conversion, and as such, do not need to be convinced or re-educated as to the specifics of IFRS conversion.  The Company’s staffs, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company. The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Internal Controls Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonable likely to materially affect, the Company’s ICFR.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.